ENERGY POWER SYSTEMS LIMITED

NEWS RELEASE

ENERGY POWER REPORTS ADDITIONAL RESULTS ON MULTI-WELL DRILL
PROGRAM

Toronto, March 20, 2002. Energy Power Systems Limited (OTC BB:
EYPSF & Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announces 3 of 4 wells drilled as part of its multi-well drilling program to be completed as producers.
In October of 2001 the Company commenced a drilling and exploration program focused on prospective properties located in proven productive areas of Alberta, Canada. The multi well program involved partnering and farm-in alliances with other oil and gas companies to share risk and diversify opportunities.
Farrow, Alberta: The Company has a 31.5% interest a half section of land (320 acres) and recently acquired an additional 31.5% interest in a full section of land (640 gross acres). An appraisal well was drilled on the half section and is currently pumping oil at a restricted rate of 35 barrels of oil per day (bbls/d) from the Glauconite formation. The Company has surveyed the next location and anticipates drilling another well by mid April, 2002. Seismic and geological evaluations and production and engineering models supports potential reserves of 145,000 barrels of oil per 40 acre spacing unit, for a total estimated reserve of 1,160,000 bbls of oil (100%) on the Farrow lands. Development drilling could allow up to 10 additional wells on the Farrow lands.
Edson, Alberta: The Company has a 10% interest in three
(3) sections (1,920 gross acres). The Edson well was drilled to a depth of approximately 10,350 feet (3,150 metres) to the
Winterburn formation.   Testing of this well indicates
potential production rates of 1.5 million cubic feet per day of natural gas production and is currently waiting on tie-in. Proven reserves exceed 5 billion cubic feet of natural gas for this well. (100%)
Cherhill, Alberta: Energy Power has a 30% interest in one
(1) section of land (640 gross acres). A shallow well was drilled to a depth of approximately 1,970 feet (600 metres) to the Belly River Gas formation. Subsequent testing of the well indicates the Belly River formation does not contain economic
reserves and has been shut in.    The Company and its partners
are assessing the potential of a separate Belly River zone on the North half of the section and a deeper zone on this property.
Caroline Property, Alberta: The Company paid a 22.5% interest and has earned a 16.875% interest in one (1) section of land (640 gross acres). The well was drilled to a depth of approximately 9,100 feet (2,750 metres) and was cased as potential Glauconite gas well and an Elkton oil well. Subsequent testing has indicated that the Rundle zone is in communication with the old Rundle pool to the west and is capable of 30 bbls/d. The Rundle was suspended to test the Glauconite. The Glauconite has been tested at rates exceeding 500 thousand cubic feet per day with 15 bbls/d oil. Reserve calculations and potential tie-in options are being investigated. The well is expected to be on production prior to May 30, 2002.





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Prince Edward Island Property: The Company has a 25%
interest in a property consisting of six exploration permits (525,000 gross acres) perspective for both conventional and coalbed methane gas. The property is located within central Prince Edward Island, Canada and is underlain by Carboniferous and Permian sedimentary strata of the Maritimes Basin. An exploration program focusing on geophysics has been ongoing with over 600 kilometres of seismic converted to digital format and interpreted and an additional 400 kilometres of seismic data has been purchased, reprocessed and interpreted for map
generation.   Consulting geologist and geophysicist have
proposed an expanded seismic program, among other sciences, to help identify a multi well drilling and primarily natural gas exploration program anticipated in 2002.

 About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division.

There are approximately 10.5 million shares issued and outstanding in the capital of the Company.

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For further information contact:		Sandra J. Hall
					VP Corporate Affairs
					Telephone: (416) 861-1484


Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.

Suite 301, 2 Adelaide Street West, Toronto ON M5H 1L6
Telephone: (416) 861-1484, Facsimile: (416) 861-9623
www.epsx.com